Bison Capital Acquisition Corp.

 609-610 21st Century Tower

No. 40 Liangmaqiao Road
Chaoyang District, Beijing, China

April 3, 2019

Via Edgar

Ms. Dorrie Yale

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities and Exchange Commission

Re:	Bison Capital Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4 Filed February 12, 2019 File No. 333-229127

Dear Ms. Yale:

This letter is in response to the letter dated February 12, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Bison Capital Acquisition Corp. (the “Company”, “we”, “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form S-4 (“Amendment No.2 to Form S-4”) is being submitted confidentially to accompany this letter.

Amendment No. 1 to Form S-4

Summary of the Proxy Statement/Prospectus

Risk Factors, page 28

1.	We acknowledge your revised disclosure in response to prior comment 2. Please further expand your discussion to disclose Xynomic’s dependence on third party license agreements for its intellectual property.

Response: Pursuant to the Staff’s comment, we have added the following to expand our discussion to disclose Xynomic’s dependence on third party license agreements for its intellectual property of “In addition, the drug candidates that are most advanced in Xynomic’s pipeline are in-licensed or otherwise obtained from third parties. If Xynomic breaches a license agreement or other intellectual property-related agreements for its drug candidates or otherwise experiences disruptions to its business relationships with its licensors, Xynomic could lose the ability to continue the development and commercialization of its drug candidates,” as reflected on Page 28 of Amendment No. 2 to Form S-4.

Our Proposed Amended and Restated Charter provides for an exclusive forum. . ., page 47

2.	We note your revised disclosures in response to prior comment 3. However, certain of your disclosure and the revised form of amended and restated charter continue to only refer to an exception from the exclusive forum provision for claims arising under the Securities Exchange Act and the rules and regulations thereunder. As previously noted, please disclose whether your exclusive forum provision applies to actions arising under the Securities Act. If this provision applies to claims arising under the Securities Act, then please disclose that there is uncertainty as to whether a court would enforce such provision and to state that shareholders will not be deemed to have waived your compliance with the federal securities laws and rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response: Pursuant to the Staff’s comment, we have revised the disclosures on pages 47, 146 and 147 of Amendment No. 2 to Form S-4 to clarify that our exclusive forum provision does not apply to actions arising under the Securities Act, the Exchange Act, or rules and regulations thereunder. We have also amended the Merger Agreement to adopt an amendment to the Proposed Amended and Restated Charter, namely Certificate of Incorporation of Xynomic Pharmaceuticals Holdings, Inc., the combined entity following the Merger, to include the language “provided that, the provisions of this Article IX shall not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the rules and regulations thereunder.”

Background of the Business Combination, page 110

3.	We refer to your revised disclosure and response to prior comment 5. Based on your response and disclosure, we note that Venture was engaged by Bison in connection with the transaction to provide a sensitivity analysis, among other services, and that Bison management used this sensitivity analysis to both determine a valuation for Xynomic and consideration in the transaction. It therefore appears that the Venture report materially relates to the transaction. Please revise your disclosure to provide the information required by Item 1015(b) of Regulation M-A and file the report and Venture's consent as exhibits to the registration statement. Refer to Items 4(b) and 21(c) of Form S-4.

Response: Pursuant to the Staff’s comment, we have revised our disclosure on page 116 to provide the information required by Item 105(b) of Regulation M-A and filed the report and Venture’s consent as exhibits 99.4 and 99.5 to the Amendment No. 2 to Form S-4. Please note that we have filed a confidential treatment request with respect to certain information contained in the report, and, therefore, that some related details are not currently disclosed in the Amendment No. 2 to Form S-4.

The Domestication Proposal

Material U.S. Federal Income Tax Consequences of the Domestication, page 135

4.	We acknowledge your response to prior comment 6. However, as previously requested, please have counsel provide a firm opinion for each material tax consequence or explain why counsel cannot provide such an opinion. We note in particular your statement on page 136 that U.S. holders “should not” recognize taxable gain or loss and similar disclosure on page 137 relating to U.S. holders with a fair market value of less than $50,000. If the opinion is subject to uncertainty, (e.g., “should”), please explain why counsel cannot give a “will” opinion, describe the degree of uncertainty and provide risk factor disclosure, as appropriate.

Response: Pursuant to the Staff’s comment, we have revised the disclosure throughout the Domestication Proposal regarding the material U.S. Federal Income Tax Consequences of the Domestication to remove such expression of uncertainty as to material tax consequences on page 139 and 140 of the Amendment No. 2 to Form S-4.

Information about Xynomic

Abexinostat, page 173

5.	We acknowledge your revised disclosure in response to prior comment 7, but your disclosure continues to be unclear. In certain instances it appears that you only disclose serious adverse events that were treatment-related. Please revise to specifically disclose all serious adverse events that occurred in prior trials, whether or not they were related to the treatment or the study drug. In addition, please revise to identify and quantify the serious adverse events separate from the adverse events, as it is currently unclear which adverse events were serious adverse events.

Response: Pursuant to the Staff’s comment, we have revised the disclosure on page 178 to page 182 to clarify that treatment-emergent adverse events include all events emerging during the treatment that were either absent before the treatment or worsen relative to the state before the treatment, regardless of whether related to the study drug. We have also revised our discussion to clarify that depending on the severity of adverse events, they are categorized into Grade 1 through 5; and Grade 3 and above adverse events are generally serious adverse events.

Employment agreements between Dr. Sophia Paspal and Xynomic, page 192

6.	Your disclosure in the last paragraph of this section and on page 228 do not appear to correspond to the agreement provisions. Please revise or advise.

Response: Pursuant to the Staff’s comment, we have deleted the last paragraph of the section relating to Dr. Paspal’s employment agreement on page 196 of the Amendment No.2 to Form S-4 because the deleted paragraph is a summary of the non-competition and non-solicitation agreement described under “The Business Combination Proposal — General Description of the Merger Agreement — Non-Competition and Non-Solicitation Agreement.” The summary of Dr. Paspal’s employment agreement has also be revised to reflect the current non-competition and non-solicitation restrictions in the employment agreement.

Exhibits

7.	We note your counsel's opinion relies upon an opinion from 2017 from BVI counsel that was filed in connection with a separate transaction. Please explain to us why such an assumption is necessary. We may have further comments after reviewing your response.

Response: The securities being registered in this Form S-4 will be securities issued by a continuing entity of Bison Capital Acquisition Corp., incorporated in the States of Delaware in connection with a domestication, in exchange, on a one-for-one basis, with the securities of the Company issued in connection with its initial public offering in 2017 as a company incorporated in British Virgin Islands. Pursuant to the Staff’s comment, we have refiled an updated counsel’s opinion with further clarification as Exhibit 5.1 to the Amendment No.2 to Form S-4.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2210.

Very truly yours,

/s/ James Jiayuan Tong
Name: James Jiayuan Tong
Title: Chief Executive Officer

Cc: Arila Zhou, Esq.

Hunter Taubman Fischer & Li LLC

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